Writer’s E-Mail: DEdelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

August 24, 2011

VIA EDGAR

Mr. Vince Distefano
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rochdale Core Alternative Strategies Master Fund LLC
File No.: 811-21963 (the “Master Fund” or the “Registrant”)

Dear Mr. Distefano:

In connection with the Master Fund’s Amendment No. 10 to the Registration Statement on Form N-2, under the Investment Company Act of 1940, as amended (the “1940 Act”), for the Master Fund (the “Registration Statement”), we have received the following oral comments from you in our conversation on August 3, 2011, and respond to each of the comments as set forth below.  Where applicable, revisions have been made in response to your comments in the Master Fund’s Amendment No. 11 to its Registration Statement, which was filed with the Securities and Exchange Commission via Edgar on August 24, 2011.  Note that the page numbers referred to in each of the comments we received refer to the corresponding disclosure in the Registration Statement on Form N-2 for Rochdale Core Alternative Strategies Fund LLC (File Nos.: 333-138071; 811-21965).

1)  The Summary of Expenses table on page 20 does not include a separate line item for the Incentive Fee.  Is this included in the Management Fee line item?

Yes.  The Incentive Fee is included in the Management Fee line item.  Footnote number 5 to the Summary of Expenses table discloses this and the amount represented by the Incentive Fee.

2)  The Acquired Fund Fes and Expenses table that is included in footnote number 1 to the Summary of Expenses table on page 20 should be indented further and its font size reduced to make it clear that this is not part of the Summary of Expenses table.

We have made the suggested edits to the Acquired Fund Fees and Expenses table in footnote 1.

Mr. Vince Distefano
August 24, 2011

3)  Do the net profits referred to in footnote 5 of the Summary of Expenses table(on which the Incentive Fee is based) include realized and unrealized gains/losses?

Yes.  The Incentive Fee is based on net profits which include realized and unrealized gains and losses.

4)  The example of expenses on page 21 is based on an investment of $25,000.  For comparative purposes, this should be based on an investment of $1,000 as shown in the Form N-2.

We have modified the table to show the expenses that would be paid on an investment of $1,000.

5)  The example of expenses on page 21 is based on a 5% return.  Does this return reflect all capital gains of the Master Fund?

The return of 5% in this example would reflect all realized and unrealized gains and losses.

6)  To what extent will the Master Fund be invested in side pockets?

It is not the intention of the Master Fund to invest in side pockets.  However, from time to time, underlying hedge funds may create side pockets for certain portions of their portfolio for a variety of reasons including that such portions of the portfolio are determined to be long-term or illiquid.

7)  To the extent that the Master Fund invests in an underlying hedge fund that has illiquid investments, shouldn’t the Master Fund discount the valuation of such underlying hedge fund to reflect the illiquidity of such investments instead of relying on the net asset valuation provided by the manager of the underlying hedge fund?

As a part of its due diligence process, the Sub-Adviser analyzes the valuation methodology applicable to each underlying hedge fund, including the methodology for valuing assets for which a liquid market is not readily available and that must be fair valued.  Any discounts that should occur due to illiquidity should be taken into account by the underlying hedge funds valuation process.  As a result, a further discount by the Master Fund in general should not be required.

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

Mr. Vince Distefano
August 24, 2011

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the amended Registration Statement itself, please do not hesitate to contact me at 212-880-9892.

Again, I would like to thank you for all of your help regarding these filings.

Sincerely,

/s/ Darren J. Edelstein

Darren J. Edelstein

cc:	Kurt Hawkesworth, Esq.
Robert S. Schneider. Esq.